MINES MANAGEMENT, INC.
905 W. Riverside Avenue, Suite 311
Spokane, Washington  99201

October 3, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:                                         John Reynolds

Adam Turk

Re:                             Mines Management, Inc. (the “Company”)

Registration Statement on Form S-3

Filed August 27, 2013

SEC File No. 333-190838

Dear Mr. Son:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be effective at 5:00 P.M. Eastern Standard Time on October 7, 2013 or as soon thereafter as practicable.

The undersigned hereby acknowledges on behalf of the Company that as of the date hereof:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (509) 838-6050.

Sincerely,

/s/ Glenn Dobbs

Glenn Dobbs
Chief Executive Officer